EXHIBIT 99.1

(1) This statement is being filed by The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs" and together with GS Group, the "Reporting Persons"). Goldman Sachs is a wholly-owned subsidiary of GS Group.

(2) The shares of common stock, par value $1.00 per share (the "Common Stock"), of NYMagic, Inc. (the "Company") reported herein as indirectly purchased and sold were beneficially owned directly by Goldman Sachs and indirectly by GS Group. Without admitting any legal obligation, Goldman Sachs or another wholly-owned subsidiary of GS Group will remit appropriate profits, if any, to the Company.

(3) Goldman Sachs had net open short positions of 41,757 shares of Common Stock as of July 28, 2010.

(4) Except for the shares of Common Stock beneficially owned directly by Goldman Sachs which may be deemed indirectly beneficially owned by GS Group, the Reporting Persons beneficially own no securities of the Company. On July 15, 2010, ProSight Specialty Insurance Holdings, Inc. and PSI Merger Sub Inc., each affiliates of GS Group, entered into a Shareholders Agreement with each of Mark W. Blackman, Paul J. Hart, Thomas J. Iacopelli,
    A. George Kallop and Elizabeth B. Kallop, George R. Trumbull, III, Conning Capital Partners VI, L.P., Lionshead Investments, LLC, Estate of Louise B. Tollefson, Louise B. Tollefson 2000 Florida Intangible Tax Trust and Louise
    B. Tollefson Family Foundation (together, the "Shareholders"). Pursuant to the Shareholders Agreements, the Shareholders agreed to, among other things, vote the shares of the Company's Common Stock owned or controlled by them (collectively 3,878,736 shares of Common Stock) in favor of that certain Agreement and Plan of Merger, dated July 15, 2010, by and among the Company, ProSight Specialty Insurance Holdings, Inc. and PSI Merger Sub Inc., and the transactions contemplated by the Merger Agreement. As a result of the affiliates of GS Group entering into the Shareholders Agreements, the Reporting Persons may be deemed to beneficially own in excess of 10% of the outstanding shares of Common Stock. None of the Reporting Persons has any pecuniary interest in any of the shares of Common Stock subject to the Shareholders Agreements, and each expressly disclaims beneficial ownership of such shares for all purposes.